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Eric Creekmore
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Eric Creekmore • You
Founder
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5d •

The world's noisier than ever — digital overload, AI taking over inboxes, and endless notifications. That's why I created Thr Technologies Inc. a platform that ...more

thr

Thr: The Future of Reconnecting In-Person
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Eric Creekmore • You
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1w •

Big updates and momentum with our crowdfund and UI/UX for Thr Technologies Inc. 🚀

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Major Milestones & New Demo Video Released!
wefunder.com

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